March 30, 2018

VIA EDGAR

Mr. James Lopez

Mr. John Reynolds, Assistant Director

United States Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE: Dominion Minerals Corp. (the “Company”)

Amendment No. 4 to Form 10, Filed October 21, 2016

Amendment No. 1 to Form 10-K, Filed July 28, 2017

File No. 000-52696

Dear Mr. Lopez:

We are in receipt of your comment letter dated February 23, 2018, to the Company, regarding the above referenced filing (the “Comment Letter”). I’ve listed below each comment contained in the Comment Letter followed by the Company’s response.

General

Comment #1. Please file your Form 10-Q for the quarter ended on September 30, 2017.

We are preparing our Form 10-Q and expect to file it no later than close of business on April 10, 2018.

Form 10-K for Fiscal Year Ended December 31, 2016

Comment #2. We note your response to comment 1 and reissue the comment. Please revise your Form 10-K as required for comments 1,3,5,6 and 9 issued on November 15, 2016. Additionally, please revise for comments 2, 3 and 4 issued on November 14, 2017.

We are amending our Form 10-K as required for comments 1, 3, 5, 6 and 9 issued on November 15, 2016. In addition, we are amending our Form 10-K for comments 2, 3, and 4 below. We expect to file our Amendment No. 1 to Form 10-K no later than close of business on April 6, 2018.

Amended Form 10-12

Item 6. Executive Compensation

Comment #3. Please update your summary compensation table for the last completed fiscal year. Refer to Item 402 of Regulation S-K.

We have updated our summary compensation table to reflect the last completed fiscal year.

Exhibits

Comment #4. We reissue comment 5. It appears that your litigation funding agreement filed on February 14, 2017 contains numerous blanks. Additionally, it does not appear to include the amendment entered into on December 26, 2016. Please file the complete executed litigation funding agreement.

We’ve filed the complete executed litigation funding agreement.

The Company hereby acknowledges that; (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (732)536-1600 if you have any questions or need additional information regarding the responses provided above.

Sincerely,

/s/Diego E. Roca

Diego E. Roca

Chief Financial Officer

DER/der